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                             March 15, 2023

       Amnon Shashua
       Chief Executive Officer
       Mobileye Global Inc.
       Har Hotzvim, 13 Hartom Street
       P.O. Box 45157
       Jerusalem 9777513, Israel

                                                        Re: Mobileye Global
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 9,
2023
                                                            CIK No. 0001910139

       Dear Amnon Shashua:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Jeff Kauten,
       Staff Attorney, at 202-551-3447 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Michael Kaplan